

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

Ryan Schaffer
Chief Financial Officer
Expensify, Inc.
401 SW 5th Ave
Portland, Oregon 97204

> **Re: Expensify, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 24, 2021**
> **CIK No. 0001476840**

Dear Mr. Schaffer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2021 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis
Non-GAAP financial measures, page 85

1. In order to avoid giving undue prominence to Adjusted EBITDA and Adjusted EBITDA margin, please revise to move the discussion of these measures until after your analysis of GAAP results of operations. Please refer to Question 102.10 of the C&DI on Non-GAAP Financial Measures.

Comparison of the six months ended June 30, 2020 and 2021, page 89

2.      We note several instances where the amounts presented in MD&A are inconsistent with the amounts presented in the audited financial statements.  For example, in all periods presented, expenses presented in the tables on pages 90-92 are not consistent with the line items reported on the Consolidated Statements of Income on page F-4.  We also note that the amount of stock based compensation presented in your Non-GAAP reconciliation on page 79 for the year ended December 31, 2019 is not consistent with the amount reported on page F-7.

3.      We note under Subsequent events that in July 2021, the company determined that it would pay a cash bonus to each of its employees in a value that approximates the cost of each employee exercising 45% of their total outstanding shares.  We further note that through September 24, 2021, you paid nearly $9.5 million in cash bonuses to employees.  Please revise your MD&A to disclose this obligation, including its anticipated impact on your future cash flows and operating expenses for the foreseeable future.  Please also revise your disclosure on page F-21 to disclose the total amount of remaining cash bonuses, if any, that you reasonably expect to pay subsequent to September 24, 2021.  Please refer to Item 303 of Regulation S-K and ASC 855-10-50-2.

Consolidated Financial Statements
Note 9 - Stock-Based Compensation, page F-29

4.      Please provide us with a breakdown of the details of all stock-based compensation awards granted since June 30, 2020, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc:     Alexa Berlin